As Filed with the Securities and
Exchange Commission on November 17, 1999
                                                                File No. 70-9095

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------
                         POST-EFFECTIVE AMENDMENT NO. 8
                                       To
                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------
                                    CONECTIV
                         DELMARVA POWER & LIGHT COMPANY
                        CONECTIV RESOURCE PARTNERS, INC.
                          CONECTIV ENERGY SUPPLY, INC.
                           KING STREET ASSURANCE, LTD.
                              CONECTIV ENERGY, INC
                                 800 King Street
                              Wilmington, DE 19899

 DELMARVA CAPITAL INVESTMENTS, INC.      ATLANTIC CITY ELECTRIC COMPANY
 CONECTIV SERVICES, INC.                     6801 Black Horse Pike
 CONECTIV COMMUNICATIONS, INC.            Egg Harbor Township, NJ  08234
 DELMARVA SERVICES COMPANY
 DCI I, INC.                             ATLANTIC GENERATION, INC.
 DCI II, INC.                            ATLANTIC SOUTHERN PROPERTIES, INC
 DCTC-BURNEY, INC.                       ATE INVESTMENT, INC
 CONECTIV OPERATING SERVICES CO          CONECTIV THERMAL SYSTEMS, INC.
 CONECTIV SOLUTIONS, LLC                 BINGHAMTON GENERAL, INC.
 CONECTIV PLUMBING LLC.                  BINGHAMTON LIMITED, INC.
        252 Chapman Road                 PEDRICK GEN., INC
        P.O. Box 6066                    VINELAND LIMITED, INC.
        Newark, DE  19714                VINELAND GENERAL, INC
                                         ATLANTIC JERSEY THERMAL SYSTEMS, INC
                                         ATS OPERATING SERVICES, INC.
                                           5100 Harding Highway
                                           Mays Landing, NJ 08330

                 -----------------------------------------------
                    (Names of companies filing this statement
                   and address of principal executive offices)

                                    Conectiv
                 -----------------------------------------------
                (Name of top registered holding company parent)

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)
                   ---------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

        Peter F. Clark                     Joyce Koria Hayes, Esquire
        General Counsel                    7 Graham Court
        Conectiv                           Newark, DE 19711
        (address above)


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Item 1 as previously filed in Post-Effective Amendments No. 7 is amended and restated as follows:

Item 1. Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.       BACKGROUND

         Conectiv, a Delaware corporation, previously was authorized under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act") to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") (ACE and Delmarva are collectively referred to as the "Utility Subsidiaries"), and of certain direct and indirect nonutility subsidiaries ("Nonutility Subsidiaries"). Both Utility and Nonutility Subsidiaries are referred to collectively as "Subsidiaries". See HCAR No. 26832 dated February 25, 1998 (the "Merger Order") in File No. 70-9069. Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware and ACE provides electric service in New Jersey. Following the merger, Conectiv and its Subsidiaries filed an Application/Declaration on Form U-1 in this File No. 70-9095 requesting authorization for financing transactions for the period beginning with the effective date of an order issued in such proceeding through December 31, 2000. Those financing transactions were approved by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998
(HCAR No. 26930), and November 13, 1998 (HCAR No. 26941) (the "Financing Orders"). Further, in early 1999, Conectiv realized that certain write-downs that might be required due to electric industry restructuring in the states of New Jersey, Maryland, and Delaware might be sufficient to reduce retained earnings to a level which would require that dividends be paid out of capital or unearned surplus. A declaration on Form U-1 was filed in File No. 70-9499 (the "Dividend File") seeking authority for Conectiv, Delmarva and ACE to issue certain dividends out of capital or unearned surplus. In September, an order was requested and issued permitting Conectiv to issue dividends aggregating no more than $24 million out of capital or unearned surplus and jurisdiction was reserved with respect to the issuance of future dividends by Conectiv, Delmarva or ACE out of capital or unearned surplus (HCAR No. 35-27079 dated September 27, 1999).

         Pursuant to the Financing Orders, during the period ending December 31, 2000, Conectiv is authorized, among other authorizations, 1) to issue short-term debt aggregating no more than $800 million less any amount of short-term debt issued by Delmarva under its authorization to issue up to $275 million of short-term debt; 2) to issue up to $250 million of long-term debt with the reservation of jurisdiction over an additional $250 million of long-term debt (overall short-term and long-term debt thus aggregating $1.3 billion) and 3) to issue common stock which when aggregated with any long-term debt issued does not exceed $500 million in the aggregate(1).

                  Also under the terms of the Financing Orders, the short-term debt issued by Conectiv may be

--------
(1) Conectiv currently does not envision the issuance of equity unless used as consideration in connection with an acquisition as permitted under the Financing Orders. The fair market value of any equity issued would reduce the amount of long-term debt that may be issued pursuant to the authorization requested herein.

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used to provide working capital for the general corporate purposes of Conectiv and its Subsidiaries and to fund the capital requirements of Conectiv's Subsidiaries until long-term financing can be obtained. (2)

Financings authorized in the Financing Orders are subject to certain limitations contained therein as follows:

    i) Conectiv's consolidated common equity will be at least 30% of its total consolidated capitalization ("Common Equity Ratio"), as adjusted to reflect subsequent events that affect capitalization;

   ii) the effective cost of money on long-term debt securities will not exceed 300 basis points over comparable term U.S. Treasury securities and the effective cost of money on short-term securities will not exceed 300 basis points over the comparable term London Interbank Offered Rate;

  iii) maturity of indebtedness will not exceed 50 years; and

   iv) the underwriting fees, commissions, or similar remuneration paid in connection with the issue, sale or distribution of a security will not exceed 5% of the principal amount of the financing.

   The purpose of this filing is to request:

1. An extension of the effective period for all authorizations contained in the Financing Orders to March 31, 2002 (the "Authorization Period") and changes in certain authorizations as described below.(3)

2. Amendment of condition (i) above to state that Conectiv's Common Equity Ratio will be at least 20% as adjusted to reflect subsequent events that affect capitalization.

3. An increase in the amount of short-term debt that Conectiv is authorized to have outstanding during the Authorization Period from $800 million to $1.3 billion less any short-term debt issued by Delmarva.

4. An increase in the level of long term debt for which authorization is requested from $500 million to $1 billion resulting in an increase in the long-term debt that is subject to a request for a reservation of jurisdiction from $250 million to $750 million with the understanding that to the extent that any
---------------------
(2) General corporate purposes could include interim funding of repurchase of outstanding long-term securities.

(3) Authorizations contained in the Financing Orders which are requested to be extended but not amended include:

1) Conectiv's authorization to issue up to 10 million shares of Common Stock pursuant to employee benefit plans and the Conectiv Dividend Reinvestment Plan.

2) Conectiv's authority to issue up to $500 million of Common Stock less any long-term debt issued (Since Conectiv has issued $250 million of long-term debt, authorization remains only to issue up to an additional $250 million aggregate value of common stock subject to further decrease for any future long-term debt issued.)

3) Conectiv's and the Utility Subsidiaries' authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates.

4) Conectiv's authority to issue other securities subject to a reservation of jurisdiction over the additional types of securities pending completion of the record.

5) Delmarva's authority to issue up to $275 million of short-term debt and the Utility Subsidiaries' authority to issue securities which are not exempt subject to a reservation of jurisdiction over these additional types of securities pending completion of the record.

6) Nonutility Subsidiaries' authority to issue securities which are not exempt subject to a reservation of jurisdiction over the issuance of additional types and amounts of securities that are not exempt under Rule 52 (b) pending completion of the record.

7) Conectiv's authority to enter into guarantees or otherwise provide credit support with respect to the obligations of Subsidiaries in an amount not to exceed $350 million except to the extent exempt under Rule 45 under the Act and Nonutility Subsidiaries' authority to provide credit support to each other in an aggregate amount not to exceed $100 million.

8) Authority of wholly-owned Nonutility Subsidiaries to change authorized capital stock and to issue dividends out of capital without further authorization of the Commission.

9) Authority of Subsidiaries to organize new corporations, trusts, partnerships or other entities for the purpose of facilitating financings.

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   of the incremental $500 million is eventually authorized and issued, the proceeds will be used to pay down short-term debt. The aggregate debt that Conectiv would be permitted to have outstanding prior to the removal of the reservation of jurisdiction is $1.3 billion of short-term plus $250 million of long-term previously issued. If the reservation of jurisdiction is removed, the aggregate debt that Conectiv could have outstanding would total $800 million of short-term and $1 billion of long-term debt for a total of $1.8 billion.

5. Authorization for investments in Exempt Wholesale Generators ("EWGs") in an amount not exceeding $350 million by the end of the Authorization Period.

6. Elimination of the $25 million maximum limit on borrowings by Nonutility Subsidiaries from the Conectiv System Money Pool and the addition of King Street Assurance, Ltd. to the Money Pool.

B. EXTENSION OF AUTHORIZATION PERIOD, INCREASE IN AUTHORIZED SHORT- AND LONG-TERM DEBT AND CHANGE IN MINIMUM COMMON EQUITY RATIO.

   1. INCREASE IN SHORT-TERM DEBT AUTHORIZATION FROM $800 MILLION TO $1.3 BILLION AT ANY ONE TIME OUTSTANDING DURING THE AUTHORIZATION PERIOD AND INCREASE IN LONG-TERM DEBT SUBJECT TO RESERVATION OF JURISDICTION.

         Conectiv herewith requests an extension of the Authorization Period to March 31, 2002 and an increase in the aggregate amount of short-term debt at any one time outstanding to no more than $1.3 billion. This additional $500 million of short-term debt is required to fund the increased working capital and capital expenditure needs of Conectiv and its Subsidiaries, including such expenditures as a possible significant nonutility acquisition.

         At the same time that Conectiv is required to fund the capital needs of the nonutility companies, ACE will be issuing interim funding of the buy-out of certain power purchase agreements with nonutility generators (the "NUG Buyouts"). At a later date anticipated to be in mid 2000, debt will be issued by a special purpose subsidiary of ACE and secured by regulatory assets created under the New Jersey Electric Discount and Energy Competition Act ("Securitized Debt"). The Securitized Debt will be issued pursuant to an order of the New Jersey Board of Public Utilities ("NJBPU") and an order of this Commission pursuant to an application to be filed later. It is not expected that the Securitized Debt will be exempt from the requirement of Commission approval. However, the interim financing of the NUG Buyouts will be issued directly by ACE pursuant to order of the NJBPU and, therefore, will be exempt from the requirements of Commission approval under Sections 9 and 10 of the Act by virtue of Rule 52. The interim funding and the Securitized Debt will, however, be included in total consolidated debt for purposes of calculating the Common Equity Ratio.

         Conectiv also requests authority to increase the aggregate amount of long-term debt that may be issued during the Authorization Period to an aggregate of $1 billion, but requests that the Commission continue to reserve jurisdiction over the issuance of any long-term debt in excess of the $250 million previously authorized and issued. When the issuance of additional long-term debt is authorized, proceeds of the incremental $500 million will be used to pay down outstanding short-term debt that was issued to fund capital expenditures. The financial statements included in this filing show the pro forma effects of the issuance of an additional $500 million of short-term debt over that which was previously authorized. The issuance of long-term debt over which jurisdiction is requested to be reserved will be dealt with in the filing requesting removal of the reservation of jurisdiction.

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      It is Conectiv's understanding that an application by another registered holding company for the issuance of long-term debt is pending before the Commission for decision. That decision, when issued, will be precedent for authorization for the issuance of additional long-term debt by Conectiv.

   2. ANTICIPATED DECREASES IN THE COMMON EQUITY RATIO

         As is discussed in detail in the Dividend File, each of the states in which Delmarva and ACE operate as utilities enacted legislation restructuring the electric utility industry in that state to provide retail choice of electricity suppliers in the near future. Generally, with restructuring, the supply component of the price charged to a customer for electricity would be deregulated, and electricity suppliers would compete to supply electricity to customers. Customers would continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system. Stranded costs are costs which may not be recoverable in a competitive energy supply market due to lower prices or customers choosing a different supplier. Stranded costs generally include above-market costs associated with generation facilities or long-term purchased power agreements, and regulatory assets. As was disclosed initially in Conectiv's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, the total amount that could be charged to Conectiv's earnings, on a consolidated basis, as a result of electric industry restructuring includes (a) the impairment amount for the electric generating plants of Delmarva and ACE, (b) the stranded cost amount for Delmarva's purchased power contracts, and (c) regulatory assets of Delmarva and ACE related to their electric generation businesses. The charge to earnings is reduced by the estimated cost recovery through Delmarva's and ACE's regulated electricity delivery rates. Based on this methodology (giving effect to estimated cost recoveries), management estimated that future charges to earnings, after taxes, as a result of electric utility industry restructuring could be within the following ranges:

DPL                                 $300 million to $425 million
                                    ----------------------------
ACE                                 $ 50 million  to $  75 million
                                    ------------------------------
Consolidated Conectiv               $350 million to $500 million
                                    ============================

         As of June 30, 1999, Conectiv had approximately $289 million in retained earnings. As shown on Exhibit H-1 hereto, if Conectiv had been able to use pooling rather than purchase accounting in connection with the Merger, the ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and Conectiv's retained earnings would have been approximately $225 million higher and better able to absorb the anticipated write-downs. Although Conectiv has benefited from earnings for the third quarter so that current retained earnings will be higher, write-downs in even the lowest of the above ranges would eliminate all or substantially all of Conectiv's retained earnings, drop the Common Equity Ratio below 30% and impact Conectiv's ability to invest in EWGs as defined in Section 32 of the Act and Rule 53.

      A second accounting convention contributes to the problem. Management expects to sell certain of the electric generating plants of Delmarva and ACE. Purchase and sale agreements have been executed for some assets, subject to the receipt of certain regulatory approvals(4). Although sales of the impaired electric generating plants are not expected to result in significant gains or losses,(5) some of the electric generating plants that are not impaired may be sold at a gain. Under GAAP, the write-down of an impaired asset is not reduced by the expected future gain on sales of assets that are not impaired; the gain on the sale of an asset is only recognized when the sale occurs.

----------------------
(4) On October 7, 1999, Conectiv, Delmarva and ACE each filed with the Commission under cover of Form 8-K. Current Report, copies of a press release dated September 30, 1999 announcing agreements for sale of the Utility Subsidiaries' interests in three nuclear plants.

(5) Although no gain may be realized, a significant cash flow results which benefits the utility system.

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         Exhibit H-2, filed herewith under a request for confidential treatment, is a consolidated capitalization forecast for the Conectiv System, by quarter through December 31, 2000 and as of December 31, 2001. This Exhibit includes estimates of the impacts of a) write-downs due to implementation of state electric industry restructuring legislation equal to the lower end of the range of estimates (which is the level currently anticipated), b) the interim financing of the NUG Buyouts by ACE, c) short-term debt issued by Conectiv to fund a possible significant nonutility acquisition, d) the issuance of Securitized Debt that will refund the interim debt incurred to fund the NUG Buy-out and to recover the stranded costs associated with the ACE generating plants and e) the issue of short-term debt to fund increased investment in exempt wholesale electric generation facilities. The exhibit also shows a "worst case" scenario that includes an issuance of securitizied debts to fund two additional NUG Buyouts. The Exhibit indicates that, under the worst case scenario, the Common Equity Ratio for the Conectiv consolidated system is projected to never be less than 20% during the Authorization Period and, assuming a 20% annual growth in retained earnings, is expected to return to over 30% by the end of 2006. Conectiv requests that it and Delmarva be permitted to issue securities pursuant to the Financing Orders as supplemented by the Supplemental Order requested herein so long as the Common Equity Ratio is at least 20%.

   3. CONECTIV REMAINS A FINANCIALLY STRONG AND SECURE PARTICIPANT IN THE EVOLVING ENERGY MARKET

         Following the sales of the generating assets, the foundation of Conectiv's near-term growth opportunities are considered to be its energy, telecommunications and regulated electric and gas delivery businesses. These areas allow the company to focus on vital services to the customer and allow Conectiv to concentrate on deepening customer relationships within its growing region. The energy business will be centered on 2,000 megawatts of flexible, low-cost generation that back Conectiv's merchant capabilities. Conectiv also will focus resources on growing its facilities-based telecommunications business, taking advantage of the many high growth opportunities including Internet and high speed DSL (digital subscriber line) that will be available to customers in the near future.

         Conectiv is in very sound financial condition, and will remain so following any write-downs that occur. Following an early 1999 announcement of a dividend reduction, a common stock self-tender and the future sale of generating assets (discussed in detail in the Dividend File), both Standard and Poor's and Moody's confirmed the stable ratings outlook for Conectiv, ACE and Delmarva. Below are the ratings for unsecured long-term debt and short-term debt, respectively:

         Agency      Conectiv       Delmarva         ACE
         ------      --------       --------       ---------
         Moody's      Baa1/P-2         A3/P-1      Baa1/P-2
         S & P        BBB+/A-2         A-/A-1      BBB+/A-2

C. AUTHORIZATION TO INVEST UP TO $350 MILLION IN EXEMPT WHOLESALE GENERATORS BY THE END OF THE AUTHORIZATION PERIOD.

      Under the Delaware electric industry restructuring legislation, Delmarva is in the process of exiting the business of generating electricity. Some of the generating facilities will be sold to third parties and some will be sold to an affiliated generation company. Appropriate filings will be made with this Commission under the Act related to both sales. Conectiv's strategic plan calls for the retention and development of the flexible, low-cost generation that will back Conectiv's merchant capabilities. Two such projects are in development. The output of the projects will be sold at wholesale to the PJM Interconnection Pool. Since Delmarva is currently in the process of exiting the generating business and the new generation company is not as yet formed, investments in the development of two "mid-merit" generating projects must be and are appropriately made through an EWG. Conectiv Energy, Inc. ("CEI"), a previously inactive subsidiary, has been making investments in the development of projects involving combustion turbine generating facilities that upon operation will be eligible facilities which will qualify CEI as an exempt wholesale generator under Section 32 of the Act.

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. Rule 53(a) permits the Commission to authorize the issuance of securities to fund the acquisition of EWGs(6) if the aggregate investment does not exceed 50% of the average consolidated retained earnings as reported for the four most recent quarterly periods on the holding company's Form 10-K or 10-Q. However, under Rule 53(b)(2), if the average consolidated retained earnings for the four most recent quarterly periods have decreased by 10% from the average for the previous four quarterly periods and the aggregate investment in EWG's exceeds two per cent of the total capital invested in utility operations, Rule 53(a) does not apply. Currently, Conectiv has insignificant indirect interests in EWGs, DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. There has been no additional post-merger investment in this EWG by Conectiv or a subsidiary. CEI has invested approximately $6 million as of September 30, 1999 in two generating projects that will be eligible facilities.

      Another result of the write-downs due to electric industry restructuring will be that, under Rule 53(b)(2), Conectiv's ability to issue securities pursuant to Rule 53 will disappear when the investment in EWGs (and FUCOs in which there currently is no investment) exceeds an amount equal to 2% of Conectiv's investment in utility operations. Current projections are that the investments in the generating facilities could reach that level by the end of January, 2000.

           Conectiv is therefore requesting an order authorizing the use of the proceeds from the issuance of the securities for investments in EWGs aggregating no more than $350 million through the end of the Authorization Period. As of March 31, 2002, a $350 million investment in EWGs would be approximately 145%, of estimated average retained earnings for the preceding four quarters, but only approximately 75% of estimated average retained earnings if the amount of ACE retained earnings that were not allowed to Conectiv under the merger accounting ($225 million) were added to retained earnings at the end of each quarter.

         In all other ways, Conectiv meets the requirements of Rule 53.

         Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).

         In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. No more than 2% of the employees of Conectiv's domestic public-utility companies will render services, directly or indirectly, to any EWGs or FUCOs in which Conectiv, directly or indirectly, has an interest, thereby satisfying Rule 53(a)(3).

         Copies of this Post-effective Amendment and every certificate filed pursuant to Rule 24 will be submitted to the New Jersey Board of Public Utilities, the Delaware Public Service Commission, the

----------------------
(6) The 50% limitation applies to investments in foreign utility companies as well; however, Conectiv is planning no such investments.

Virginia State Corporation Commission, and the Maryland Public Service Commission, the only regulatory agencies having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

D. ELIMINATION OF LIMITATION ON PERMISSIBLE MONEY POOL BORROWING BY NONUTILITIES AND ADDITION OF KING STREET ASSURANCE, LTD. TO MONEY POOL.

      Under the terms of the Financing Order, the Money Pool was established to permit Subsidiaries with excess funds to lend to the Money Pool and Subsidiaries in need of funds to borrow from the Money Pool, thus utilizing all available cash and limiting the System's need to use external short-term borrowing to fund working capital needs. Only those Subsidiaries (other than Conectiv Communications (an Exempt Telecommunications Company) and Conectiv Energy, Inc. (an EWG)) that are specifically listed as parties to this application/declaration may participate in the Money Pool. New subsidiaries may only be added as participants pursuant to a Supplemental Order. Under the terms of the Financing Order, borrowing by any one nonutility subsidiary is limited to $25 million.

      The limit on Nonutility Subsidiary borrowing has resulted in unnecessary borrowing by the System when some Subsidiaries have money invested in the Money Pool but other Nonutility Subsidiaries need to borrow more than $25 million. The excess borrowing must be made directly from Conectiv with funds borrowed from external sources while excess funds in the Money Pool are invested with third parties. Since Conectiv guarantees the repayment of sums loaned to the Money Pool, there is little increased risk to the lenders if the limit on Nonutility borrowing is removed. Conectiv proposes that this limitation be eliminated.

      King Street Assurance Ltd. ("KSA") is a new subsidiary that was formed as an insurance company incorporated in Bermuda to reinsure appliance warranties under the authority that KSA has as a subsidiary of Conectiv Solutions, Inc.(7) Authorization is requested to add KSA to the Money Pool. To the extent that the laws governing insurance companies in Bermuda permit excess funds to be invested in the Money Pool, KSA would invest excess funds in the Money Pool, which would again decrease the need for outside borrowing by the Conectiv system.

E.  SUMMARY OF REQUESTED ACTION:

      Conectiv requests that this Commission authorize:

- Extension of the Authorization Period to March 31, 2002 for all authorities granted in the Financing Orders and amendment of certain authorities as described below.

- Reduction of the Common Equity Ratio condition to all financing from 30% to 20%.

---------------------
(7) By Order dated August 10, 1999 (Release No. 27059) Conectiv was authorized to transfer the ownership of ATE Investment, Inc. ("ATE") to either Conectiv Services, Inc ("CSI") or Conectiv Solutions, Inc. ("Solutions") depending upon whether the merger of Solutions into CSI had occurred. On August 11, 1999 Conectiv transferred all shares of Common Stock of ATE held by Conectiv to Solutions as a capital contribution. Simultaneously, ATE formed KSA for the purpose of reinsuring appliance warranties related to the heating, air conditioning and ventilation business. Under the Merger Order, Solutions is authorized to conduct such activities directly or indirectly through subsidiaries. KSA was funded by the contribution to KSA by ATE of the limited partnership interest in Enertech Capital Partners LP, a venture capital fund investing in various energy-related and telecommunications technologies as also authorized for Solutions or its subsidiaries under the terms of the Merger Order. An application-declaration will be filed shortly seeking authorization to expand the reinsurance activities of KSA.

- Increase in the amount of short-term debt that Conectiv is authorized to have outstanding during the Authorization Period from $800 million to $1.3 billion.

- An increase in the level of Conectiv's long-term debt authorization from $500 million to $1 billion increasing the level of long-term debt subject to the reservation of jurisdiction from $250 million to $750 million with the understanding that to the extent that any of the incremental $500 million is eventually authorized and issued, the proceeds will be used to pay down short-term debt.

- Authorization for investments of up to $350 million in EWGs through the Authorization Period.

- Elimination of the $25 million maximum limitation on borrowings by nonutilities from the Conectiv System Money Pool and the addition of KSA to the Money Pool.

     (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

Not applicable.

     (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

Not applicable.

     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

Not applicable.

Item 6.     Exhibits and Financial Statements.

         The list of exhibits and financial statements is revised as follows:

         (a) Exhibits:

            A      Not applicable

            B      Not applicable

            C      Not applicable

            D      Not applicable

            E      Not applicable

            F      Preliminary opinion of counsel (to be filed by amendment)

            G      Revised Form of Federal Register notice

            H - 1 Comparison of Impact on Retained Earnings of Purchase versus Pooling Accounting for Merger (Previously filed)

            H - 2 Conectiv Capitalization Forecast (Previously filed under request for confidential treatment)

         (b) Financial Statements (Previously filed):

            FS-1 Conectiv Consolidated Balance Sheet per books and per forma, dated June 30, 1999.

            FS-2 Conectiv Consolidated Income Statement per books and per forma for the period ended June 30, 1999

            FS-3 Conectiv Consolidated Financial Data Schedule (included in electronic submission only)

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 8 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:November 17, 1999          CONECTIV
                                DELMARVA POWER & LIGHT COMPANY
                                CONECTIV RESOURCE PARTNERS, INC.
                                CONECTIV ENERGY SUPPLY INC.
                                KING STREET ASSURANCE, LTD.
                                CONECTIV ENERGY, INC.
                                DELMARVA CAPITAL INVESTMENTS, INC.
                                CONECTIV SERVICES, INC.
                                CONECTIV COMMUNICATIONS, INC.
                                DELMARVA SERVICES COMPANY
                                DCI I, INC.
                                DCI II, INC.
                                DCTC-BURNEY, INC.
                                CONECTIV OPERATING SERVICES COMPANY
                                CONECTIV SOLUTIONS, LLC
                                CONECTIV PLUMBING, LLC
                                ATLANTIC CITY ELECTRIC COMPANY
                                ATLANTIC GENERATION, INC.
                                ATLANTIC SOUTHERN PROPERTIES, INC.
                                ATE INVESTMENT, INC.
                                CONECTIV THERMAL SYSTEMS, INC.
                                BINGHAMTON GENERAL, INC.
                                BINGHAMTON LIMITED, INC.
                                PEDRICK GEN., INC.
                                VINELAND LIMITED, INC.
                                VINELAND GENERAL, INC.
                                ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                ATS OPERATING SERVICES, INC.


                                By/s/Philip S. Reese
                                --------------------
                                Philip S. Reese
                                Vice President and Treasurer